09040859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

APR 15 2009

Washington, DC
110

SEC FILE NUMBER
8- 39399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerzbank Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center
(No. and Street)

New York (City) | New York (State) | 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Kennedy | (212) 703-4066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerzbank Capital Markets Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Michael A. Haskins
Notary Public - State of New York
No. 01HA6124760
Qualified in Manhattan County, Certified in New York County
Term Expires March 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

APR 15 2009

Washington, DC
110

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition
December 31, 2008

Commerzbank Capital Markets Corporation
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2008

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
of Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 14, 2009

Commerzbank Capital Markets Corporation
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2008

(in thousands)

Assets		
Cash and cash equivalents	$	79,535
Cash segregated under federal and other regulations		100
Receivable from brokers, dealers and clearing organizations		750
Due from affiliates		4,605
Securities owned, at fair value		54,059
Securities owned, pledged with affiliates, at fair value		2,499
Accrued interest receivable		681
Furniture, fixtures and leasehold improvements (at cost, less accumulated depreciation of $23 and amortization of $690)		530
Deferred tax assets		1,840
Other assets		2,048
Total assets	$	146,647
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations		
Due to affiliates	$	9,164
Income taxes payable		8,688
Accrued expenses		1,328
Other liabilities		633
Total Liabilities		19,813
Common stock		25,000
Additional paid in capital		45,152
Retained Earnings		56,682
Stockholder's equity		126,834
Total liabilities and stockholder's equity	$	146,647

The accompanying notes are an integral part of this financial statement.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is providing investment services to its customers and affiliates. The Company acts as agent for the sale of foreign exchange, fixed income, European listed equities and derivative products. Some of these products are issued by the Parent. The Debt Capital Markets group performs as co-manager in traditional bond underwriting. The Company's Alternative Investment Strategies Group provides due diligence, portfolio management, financial control, risk management, operations and compliance.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. At December 31, 2008, there are cash equivalents and the majority of the cash is held with two major financial institutions.

Securities owned, including those pledged
Securities transactions and related revenues and expenses are recorded on a trade date basis. Fair value is generally based on quoted market prices.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107 entitled, *Disclosures about Fair Value of Financial Instruments* ("SFAS 107"), requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's asset and liabilities which are considered to be financial instruments as defined by SFAS 107 and are either already carried at fair value or their carrying value approximates fair values as they are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

The Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157") effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008, are comprised of: (1) U.S. government obligations totaling $26,499,300, classified as Level 1; and (2) Certificates of Deposit totaling $30,058,569 that have a maturity of more than 3 months but less than one year, and are classified as Level 2. U.S. government obligations and Certificates of Deposit are included in securities owned, at fair value and securities owned, pledged with affiliates, at fair value. The Company did not have any Level 3 assets/liabilities during the year.

Fixed Assets
Furniture and fixtures are depreciated on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases to which they relate.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

Recent Accounting Pronouncements
In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48") which would be adopted as of January 1, 2007. FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of net assets for that fiscal year.

On December 30, 2008, FASB issued FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP")*, which allows the Company to defer the adoption of FIN 48 until annual periods beginning after December 15, 2008. The Company has elected to take advantage of this deferral and determined that the adoption will have no material impact on the Company's financial statements.

3. Related Party Transactions

In the normal course of business, the Company executes securities transactions on behalf of its Parent and affiliated entities. In addition, the Company has entered into several service level agreements with the Parent and Commerzbank AG New York Branch (the "Branch") to provide various support services.

Amounts resulting from these and other transactions, at December 31, 2008, which are included in due from affiliates, due to affiliates totaled $4,604,510 and $9,164,398, respectively.

4. Securities Owned

On December 31, 2008, securities owned, at fair value, consisted of $24,000,000 in U.S. government obligations and $30,058,569 in Certificates of Deposit. At December 31, 2008, securities owned, pledged with affiliates, at fair value, consisted of $2,499,300 in U.S. government obligations.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2008, consist of underwriting fee receivable of $500,023 and clearing organization of $250,000, respectively.

6. Employee Benefit Plans

The Company maintains a 401(k) savings plan which is sponsored by the Branch which qualifies under Section 401(k) of the Internal Revenue Code. Under this plan, employees may defer a portion of their compensation subject to the limitations specified by regulations that govern these types of plans. Beginning January 1, 2006, substantially all employees of the Company participated in a defined benefit plan that is also sponsored by the Branch. Beginning January 1, 2007, all new employees must participate in the retirement savings plan that is also sponsored by the Branch.

The Company ceased employee contributions to a non-qualified deferred compensation plan (the "Plan") for a select group of employees as of December 31, 2005. The Company created a trust (the "Trust") to invest the amounts deferred under this Plan. This plan was terminated effective November 15, 2008; all plan participants were paid effective December 12, 2008.

7. Income Taxes

At December 31, 2008, the Company had a deferred tax asset of $1,839,819 that is included on the Statement of Financial Condition. Deferred tax items arise from temporary differences related primarily to restructuring reserves and deferred compensation. Management believes that it is more likely than not that the tax net deferred tax assets will be realized in the future.

8. Net Capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the FINRA. At December 31, 2008, the Company had net capital of $80,062,285 which was $78,562,285 in excess of the required minimum of $1,500,000.

9. Commitments and Contingent Liabilities

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. Subsequently, the Company entered into an agreement to sublet these premises, which ends at the same time as the original occupancy lease in 2013. In June 2008, the Company's subtenant entered into a sub-sublease agreement with the same expiration as the original lease. As a result of that agreement, increased rental payments totaling $2,200,000 commencing in 2011 resulting in a reduction in expected restructuring costs as further discussed in Note 10.

The Company is also obligated under the terms of two non-cancelable occupancy lease agreements that contain no escalation provisions, one of which is with the Branch and will expire in 2013. The other agreement will expire in 2015. At December 31, 2008 the future minimum rental commitments under these lease agreements are as follows:

(in thousands) **Years Ending December 31,**	**Commitment**	**Deduct Sublease Rentals**	**Net Rental Commitments**
2009	$ 5,177	$ 3,900	$ 1,277
2010	5,177	3,900	1,277
2011	5,177	4,371	806
2012	5,177	4,843	334
2013	4,306	4,036	270
Thereafter	784	-	784
	$ 25,798	$ 21,050	$ 4,748

The remaining lease commitment with the Branch is $2,973,886 in aggregate.

10. Restructuring

Commerzbank AG's Board of Directors in 2004 had decided to restructure the securities segment of its business including Commerzbank Capital Markets Corporation by reducing exposure to proprietary securities trading. As a result of this decision, the Company has eliminated several of its proprietary trading desks within the fixed income and equity securities business groups. Infrastructure personnel support has been reduced accordingly to align with the remaining business groups.

Due to the reduction of proprietary trading within the equity securities area, the Company has withdrawn as a member from the New York Stock Exchange and has designated the FINRA as the self-regulatory examination body.

The Company has substantially completed this restructuring during 2005.